[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 28, 2013

VIA HAND AND BY EDGAR

Pamela Long

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

RE:	SeaCube Container Leasing Ltd.
Preliminary Proxy Statement on Schedule 14A
Filed: January 29, 2013
File No.: 001-34931

Dear Ms. Long:

On behalf of SeaCube Container Leasing Ltd., a Bermuda exempted company (the “Company”), enclosed is a copy of Amendment No. 1 (the “Amended Proxy Statement”) to the above-referenced Preliminary Proxy Statement, as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof.

The changes reflected in the Amended Proxy Statement include those made in response to the comments (the “Comments”) of the staff of the Commission (the “Staff”) set forth in the Staff’s letter of February 22, 2013 (the “Comment Letter”). The Amended Proxy Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

Set forth below are the Company’s responses to the Comments raised in the Comment Letter. For the convenience of the Staff, the Company has restated in this letter each of the Comments and numbered each of the responses to correspond with the numbers of the Comments in the Comment Letter. Capitalized terms used and not defined have the meanings given in the Amended Proxy Statement. All references to page numbers and captions (other than those in the Comments) correspond to the page numbers included in the Amended Proxy Statement.

Pamela Long

Securities and Exchange Commission

February 28, 2013

General

1.	Upon consummation of the contemplated amalgamation, we note that an entity formed solely for the purpose of effecting the amalgamation will be merged with and into your company, and your common stock will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934. Further, we note that members of the company’s management will have interests in the post-merger company. In particular, we note that your executive officers have entered into agreements regarding their continued employment by the amalgamated company and their commitment to invest in the equity of the amalgamated company. Please provide us with a detailed analysis as to the applicability of Exchange Act Rule 13e-3 to your transaction and any filing obligation you may have to provide additional disclosure on Schedule 13E-3. Refer to Sections 201.01 and 201.05 of the Going Private Transactions, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations.

The Company acknowledges, as described in the Preliminary Proxy Statement, that upon consummation of the proposed amalgamation (the “Amalgamation”) of the Company, 2357575 Ontario Limited (“Buyer”) and SC Acquisitionco Ltd., a subsidiary of Buyer (“Acquisition Sub”), pursuant to the Agreement and Plan of Amalgamation among the Company, Buyer and Acquisition Sub (the “Amalgamation Agreement”), the Company and Acquisition Sub will amalgamate, the Company will continue as the amalgamated company and a subsidiary of Buyer, and the Company’s common shares will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company also acknowledges that certain executive officers of the Company have entered into agreements regarding their continued employment by the amalgamated company and that the Company’s Chief Executive Officer and General Counsel (the “Officers”) have committed to invest in the equity of the amalgamated company.

Notwithstanding the foregoing, the Company believes that Exchange Act Rule 13e-3 (“Rule 13e-3”) is inapplicable to the Amalgamation, and that the Officers are not Schedule 13E-3 filing persons in connection with the Amalgamation.

The Amalgamation is not a “Going Private Transaction” for Purposes of Rule 13e-3

The Company believes that the Amalgamation is not a “going private transaction” for purposes of Rule 13e-3 because (i) the Amalgamation resulted from arms-length negotiations with an unaffiliated third party and (ii) the Officers should not be deemed to be “engaged in” the Amalgamation nor should they be considered an affiliate of Buyer who exerted control or influence on the sale process.

Pamela Long

Securities and Exchange Commission

February 28, 2013

The Amalgamation Resulted from Arms-length Negotiations with an Unaffiliated Third Party

As a general matter, the Company respectfully submits that the Amalgamation is not the type of transaction that Rule 13e-3 is intended to regulate. It is the Company’s understanding and belief that the Commission adopted Rule 13e-3 to, among other things, help protect unaffiliated security holders, particularly small investors, from overreaching by an issuer’s affiliate in connection with a transaction in which that affiliate stood on both sides of the transaction. In the Commission’s Interpretive Release Relating to Going Private Transactions under Rule 13e-3 (Release No. 34-17719, April 13, 1981) (the “Interpretative Release”), the Commission stated that “a [Rule 13e-3] transaction is undertaken either solely by the issuer or by the issuer and one or more of its affiliates standing on both sides of the transaction.” In that Interpretative Release, the Commission appeared to be concerned that an affiliate standing on both sides of a transaction with the issuer could design the transaction to accommodate the interests of the affiliate rather than (or at the expense of) the issuer’s unaffiliated security holders. Indeed, the need for such protection arose out of the fact that the nature of, and methods historically utilized in effecting, going private transactions presented an opportunity for coercion of unaffiliated security holders by an issuer or its affiliates. This was due, in part, to the lack of arms-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.

In contrast to the circumstances described in the Interpretative Release, and as described in greater detail in the “Background of the Amalgamation” section of the Preliminary Proxy Statement, the negotiations between the Company and Buyer were at arms-length, vigorous and conducted under the direction and supervision of the Company’s board of directors. The board’s decision to adopt and approve the Amalgamation Agreement, and to recommend its adoption to shareholders, was the culmination of a comprehensive strategic review process to maximize value for the Company’s shareholders and a full sale process in which more than 30 potential buyers were contacted. The sale process, including the selection of Buyer as the winning bidder and the negotiation of the Amalgamation Agreement, was led by the board of directors, comprised of a majority of members designated by FIG LLC (“FIG”), an entity affiliated with Fortress Investment Group LLC. The Company’s board of directors, advised by financial and legal advisors, carefully considered and oversaw negotiations with Buyer in respect of the proposed Amalgamation.

Pursuant to the terms of a shareholders agreement between the Company and Seacastle Operating Company Ltd., FIG is entitled to designate a majority of the members of the Company board of directors for so long as Seacastle Operating Company Ltd. beneficially owns at least 40% of the voting power of the Company. The common shares of the Company owned by Seacastle Operating Company Ltd. represent approximately 42% of the issued and outstanding common shares of the Company. As described in the Preliminary Proxy Statement, Seacastle Operating Company Ltd. has entered into a voting agreement with Buyer, pursuant to which

Pamela Long

Securities and Exchange Commission

February 28, 2013

Seacastle Operating Company Ltd. has agreed to vote all of the common shares in the Company beneficially owned by it in favor of the Amalgamation and the Amalgamation Agreement, subject to certain limited exceptions.

The composition of the board of directors and the fact that the Company’s largest shareholder owns 42% of the Company’s common stock is strong evidence of the lack of the Officers’ ability to design the transaction to accommodate their personal interests or to further their own personal interests at the expense of the interests of the Company’s shareholders.

In short, the Amalgamation is an arms-length transaction between unaffiliated parties that was negotiated under the direction and supervision of the board of directors, comprised of a majority of members designated by the Company’s largest shareholder. Accordingly, the Company believes that the present circumstances are not ones in which affiliates are “standing on both sides of the transaction.” The facts and circumstances surrounding the proposed Amalgamation illustrate the absence of any control relationship between Buyer, on the one hand, and the Company or the Officers, on the other hand, that could give rise to the concerns that Rule 13e-3 was designed to address. For the reasons discussed in this letter, the Company respectfully submits that the proposed Amalgamation is not a Rule 13e-3 transaction.

The Officers should not be Deemed to be “Engaged In” the Amalgamation

As stated in Section 201.05 of the Going Private Transaction, Exchange Act Rule 13e-3 and Schedule 13E-3 Compliance and Disclosure Interpretations (“CDI’s”), the Officers are considered by the Staff to be affiliates of the Company, and in situations where management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of directors of the surviving company in addition to holding senior management positions, and otherwise be in a position to “control” the surviving company within the meaning of Exchange Act Rule 12b-2, Rule 13e-3 may apply because the acquiring parties could be deemed to be an affiliate “engaged in” the Rule 13e-3 transaction. Under Section 201.01 of the CDI’s, the Staff will generally look to the following factors in determining whether senior management of an issuer is “engaged in” a Rule 13e-3 transaction: (i) the equity participation of management in the acquiror, (ii) the representation of management on the board of directors of the acquiror, (iii) alterations in management’s employment arrangements favorable to management and (iv) increases in the compensation to be received by management. In this case, for the reasons discussed below and based on our analysis of the foregoing factors, we believe that the Officers should not be considered affiliates of Buyer “engaged in” the transaction and, therefore the transaction should not be subject to Rule 13e-3 and the Officers should not be required to file a Schedule 13E-3.

As indicated in Section 201.06 of the CDI’s, the level of equity ownership of senior management in the acquiror or surviving company is a significant consideration in assessing whether such management could be deemed to control the surviving company. Upon consummation of the Amalgamation, the Officers will not hold a material amount of the outstanding equity securities of the amalgamated company. As discussed in the Preliminary

Pamela Long

Securities and Exchange Commission

February 28, 2013

Proxy Statement under “Interests of SeaCube’s Directors and Executive Officers in the Amalgamation”, the Company and Acquisition Sub entered into letter agreements with each of Joseph Kwok, the Company’s Chief Executive Offer, and Lisa Leach, the Company’s General Counsel, which included arrangements with respect to their continued employment with the amalgamated company and equity investments by such Officers in the amalgamated company. Pursuant to the letter agreement between the Company, Acquisition Sub and Mr. Kwok, Mr. Kwok agreed to enter into a subscription agreement prior to the closing of the Amalgamation and will invest $2,250,000 in the amalgamated company, which is expected to constitute approximately 0.5% of the amalgamated company’s outstanding capital. Pursuant to the letter agreement between the Company, Acquisition Sub and Ms. Leach, Ms. Leach agreed to enter into a subscription agreement prior to the closing of the Amalgamation and will invest $500,000 in the amalgamated company, which is expected to constitute approximately 0.1% of the amalgamated company’s outstanding capital. The Officers’ interest in the amalgamated company resulting from the investments described above would clearly be de minimis. We also note that Mr. Kwok currently owns approximately 1.7% of the shares of common stock of the Company, and Ms. Leach currently owns approximately 0.4% of the shares of common stock of the Company.

Buyer is a financial buyer with no prior operational experience in the container leasing industry. Accordingly, the Company’s board of directors understood that it was important to Buyer to have adequate assurances that the Officers would remain in their current management capacities after the effective time of the Amalgamation. In order to assure that result, Buyer insisted on negotiating employment and equity investment arrangements with the Officers to be executed concurrently with the execution of the Amalgamation Agreement. Buyer requested that each of the Officers invest in the amalgamated company, and the amount of each such investment was negotiated at arms-length between Buyer, on the one hand, and each of the Officers, on the other hand. As described in the “Background of the Amalgamation” section in the Preliminary Proxy Statement, the board of the directors of the Company authorized the Officers to discuss employment and investment arrangements with Buyer, and required the Officers to keep the board apprised of the status of such discussions. The board did not participate in discussions with Buyer with respect to the Officers’ employment and investment arrangements. The board believed that Buyer would have been unwilling to enter into the Amalgamation Agreement without commitments from the Officers to remain employed by the Company, supported by their commitments to invest in the equity of the amalgamated company. The board did not authorize the Officers to discuss their individual employment and investment arrangements with Buyer until preliminary indications of interest were received from all bidders, and permitted discussions between the Officers and Buyer because Buyer’s preliminary indication of interest included the highest proposed offer price.

The letter agreements with the Officers also contemplate a new stock option plan of the amalgamated company in which certain members of the management team, including the Officers, will be entitled to participate. The Company has been advised by Buyer that the stock options granted under the new plan would be in an aggregate amount equal to 8.15% of the fully

Pamela Long

Securities and Exchange Commission

February 28, 2013

diluted equity of the amalgamated company immediately following the effective time of the Amalgamation. Pursuant to the letter agreements, Mr. Kwok will be granted 33.75% of the options available for grant under the plan, and Ms. Leach will be granted 7.5% of the options available for grant under the plan. The Company has been advised that any options granted at or immediately following the effective time of the Amalgamation will have an exercise price equal to the price at which Buyer purchases stock of the amalgamated company and will not have voting rights. Additionally, the Company has been advised that all of the these options will be subject to vesting requirements – 50% will be time vested over a five-year period, with no options vesting prior to the end of year three, and 50% will be performance based options that will only vest at the end of five years upon the achievement of certain predetermined performance targets. There is no assurance that any of such options will ever vest or that the Officers will ever acquire shares in the amalgamated company pursuant to such options. Even if all of the time based options and performance based options vest in accordance with their terms, the Officers will own less than 4.0% of the equity of the amalgamated company on the fifth anniversary of the closing, assuming no other changes to the capitalization of the amalgamated company.

The letter agreement with Mr. Kwok provides that he will continue to be bound by the terms of his existing employment agreement, with certain modifications to reflect his aggregate annual target compensation (salary plus bonus). As Ms. Leach does not currently have an employment agreement with the Company, the letter agreement with Ms. Leach provides that she will enter into an employment agreement with the Company, effective upon the completion of the Amalgamation. Ms. Leach’s employment agreement will be on terms substantially similar to the employment agreement between the Company and Mr. Kwok, with appropriate adjustments reflecting her role as General Counsel. Under the new employment agreement between Ms. Leach and the Company, Ms. Leach’s base salary will be increased from the 2013 rate of $285,000 per year to $288,000 per year. The aggregate annual target compensation (salary plus bonus) under the new employment agreement is less than the actual salary and bonus she was paid in 2012. The contemplated employment arrangements with each of the Officers are customary for the Company’s industry.

The Officers informed the board that they had no prior relationship with Buyer or its affiliates prior to the negotiation of the letter agreements. Furthermore, as described above, the sale process was conducted at the direction and supervision of the Company board. The Officers did not engage in negotiations with any bidders, including Buyer, in connection with the terms of any offer or the price proposed to be paid by any bidder.

In addition, the Company notes that following the effective time of the Amalgamation, the amalgamated company will be a subsidiary of Buyer, which in turn, is a subsidiary of Ontario Teachers’ Pension Plan Board (“OTPP”). OTPP will control the amalgamated company and has informed the Company that it will designate all of the board members of the amalgamated company. While each of the Company’s executive officers who remains employed by the amalgamated company in a management capacity will be involved in the corporate affairs of the

Pamela Long

Securities and Exchange Commission

February 28, 2013

amalgamated company after the Amalgamation, each such executive officer will be subject to the direction of the board of directors of the amalgamated company, and will serve at the pleasure of such board of directors. The Amalgamation Agreement provides that the Company’s existing board of directors, including Mr. Kwok, will resign at the effective time of the Amalgamation. The Company has been informed by Buyer that neither of the Officers nor any of the members of the Company’s existing board of directors will be on the board of directors of the amalgamated company. Further, the shares of the amalgamated company held by the Officers will have no voting rights with respect to the election of the directors of the amalgamated company.

The Company believes that the contemplated equity ownership of the Officers in the amalgamated company is de minimus and does not enable the Officers to exert control over the amalgamated company in a manner that deems the Officers to be “engaged in” the Amalgamation or to be affiliates of Buyer. Therefore, the Company does not believe that the potential equity ownership or continuation by the Officers in their current management capacities following the Amalgamation should result in this transaction being deemed a Rule 13e-3 transaction.

The Amalgamation, page 24

2.	Please revise your disclosure throughout this section, and elsewhere as appropriate to explain why the Board and company management chose to proceed with the transaction at this time. In your revised disclosure, please specifically address why the company is going private shortly after completing its initial public offering, which took place in October 2010.

The Company respectfully advises the Staff that it has revised the disclosure on page 26 to explain why the board chose to proceed with the Amalgamation at this time.

Quantification of Potential Payments to Named Executive Officers in Connection with the Amalgamation, page 53

3.	Please complete the disclosure in this section prior to filing your definitive proxy.

The Company respectfully advises the Staff that it has revised the disclosure on pages 52 and 56 to include the potential payments to named executive officers in connection with the Amalgamation.

Pamela Long

Securities and Exchange Commission

February 28, 2013

* * * * *

Please contact the undersigned at (212) 735-3050 should you require further information or have any questions.

Very truly yours,

/s/ Joseph A. Coco
Joseph A. Coco

cc:	Lisa D. Leach, Esq., General Counsel, SeaCube Container Leasing Ltd.